UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			      Washington, DC  20549


			       SCHEDULE 13G

		Under the Securities Exchange Act of 1934
			 (Amendment No. _________)*


 Computer Task Group Inc.
- ------------------------------------------------------------------
			 (Name of Issuer)


Common Stock
- ------------------------------------------------------------------
		  (Title of Class of Securities)


			    205477102
		   ---------------------------
			   (CUSIP Number)



Check the following line if a fee is being paid with this settlement __X__. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102               13G                 Page 2 of 5


1.      NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Shawmut National Corporation (#06-1212629)
- -------------------------------------------------------------------
2.      CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
						    (a)     ______
						    (b)     __X__
- -------------------------------------------------------------------
3.      SEC USE ONLY


- -------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Connecticut/United States of America
- -------------------------------------------------------------------
		5.      SOLE VOTING POWER
NUMBER OF                453,200 Shares
SHARES      -------------------------------------------------------
BENEFICIALLY    6.      SHARED VOTING POWER
OWNED BY                 0 Shares
EACH        -------------------------------------------------------
REPORTING       7.      SOLE DISPOSITIVE POWER
PERSON                   537,700 Shares
WITH        -------------------------------------------------------
		8.      SHARED DISPOSITIVE POWER
		       5,500 Shares
- -------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	543,200 Shares
- -------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*
		No
- -------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	       5.43%
- -------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
	       HC, BK
- -------------------------------------------------------------------
	     * SEE INSTRUCTION BEFORE FILLING OUT!

Item    1(a).   Name of Issuer.

			Computer Task Group Incorporated

Item    1(b).   Address of Issuer's Principal Executive Offices.

			Attn:  Samuel D. Horgan
			800 Delaware Ave.
			Buffalo, NY  14209

Item    2(a).   Name of Person Filing.

			Shawmut National Corporation

Item    2(b).   Address of Principal Business Office.

			777 Main Street, Hartford, CT  06115

Item    2(c).   Citizenship.

			United States of America

Item    2(d).   Title of Class of Securities.

			Common Stock

Item    2(e).   CUSIP Number.

			205477102

Item    3.      Statements Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

			The person filing is a:

			(b)     X Bank has defined in Section 3(a)(b) of the Act

			(g)     X Parent Holding Company, in accordance with
				  s240.13d-1(b)(ii)(G)

Item    4.      Ownership.      (See Item 6)

			(a)  Amount beneficially owned (as of December 31, 1994:
			     543,200 shares.)

			(b)  Percent of class:  5.43%

		(c)     Number of shares as to which such person has:

			   (i)  Sole power to vote or to direct the vote
				453,200 shares

			   (ii)  Shared power to vote or to direct the vote
				 0 shares

			   (iii) Sole power to dispose or to direct the
				 disposition of 537,700 shares

			   (iv) Shared power to dispose on to direct the disposition of 5,500 shares


Item    5.      Ownership of Five Percent of Less of a Class.

			Not applicable


Item    6.      Ownership of More Than Five Percent on Behalf of Another Person.

			All of the shares reported as beneficially owned under Item
			4(a), above, are held by the Bank in a fiduciary capacity.
			Shares are held by the Bank as trustee, and/or Co-Trustee, for
			the benefit of other persons who have the right to receive
			dividends and the proceeds from the sale of such shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
			Company.

			Shawmut Bank Connecticut, N.A.

			Item 3 classification:  (b) Bank as defined in
			      Section 3(a)(6) of the Act.


Item    8.      Identification and Classification of Members of the Group.

			Not applicable.

Item    10.     Certification.

			By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities were not acquired in connection with or as a participant in any transaction having such purposes or effect.





			      SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.






			  SHAWMUT NATIONAL CORPORATION


Date:  June 23, 1995    By  (Gunnar S. Overstrom)
			    -------------------------------------
			     Gunnar S. Overstrom   President/COO
				  (Name)              (Title)